

July 31, 2008 12:30 UTC

Intermec Reports Second Quarter Results

- Q2'08 Revenues of $218M, up 4% over Q2'07; Growth of 12% YTD

- Q2'08 Product Gross Margins up 400 bps over Q2'07

- Q2'08 Diluted EPS of $0.13

EVERETT, Wash.--(BUSINESS WIRE)-- Intermec, Inc. (NYSE: IN) today announced financial results for its second quarter, which ended June 29, 2008.

Second quarter 2008 revenues of $218 million and net earnings from continuing operations of $7.7 million, or $0.13 per diluted share, compared to 2007 second quarter revenues of $211 million and net earnings from continuing operations of $7.9 million, or $0.13 per diluted share. First-half 2008 revenues of $435 million and net earnings from continuing operations of $15.4 million, or $0.25 per diluted share, compared to first-half 2007 revenues of $390 million and net earnings from continuing operations of $3.5 million, or $0.06 per diluted share.

"We are making progress in executing against our objectives of accelerating growth and improving profitability even in an uncertain economic environment," said Patrick J. Byrne, President and CEO. "Our recent customer wins and channel progress when combined with a transformation of our global supply chain positions Intermec well for delivering solid operating leverage."

Second Quarter 2008 Operating Performance

- Second quarter 2008 revenues of $218 million increased 4 percent compared to the prior-year quarter of 2007.

- Geographically, North American revenues increased 5 percent over the comparable prior-year period. Revenues in Europe, Mid-East and Africa (EMEA) increased 10 percent over the prior year period; while Asia Pacific (APAC) and Latin America revenues decreased 11 and 14 percent, respectively.

- Systems and Solutions revenue increased 10 percent and Printer & Media revenue decreased 2 percent both over the comparable prior-year period. Service revenue decreased 7 percent compared to the prior-year period.

- Gross profit margins increased 210 basis points to 40.7 percent from 38.6 percent in the comparable prior-year period. Product gross margins increased 400 basis points to 40.0 percent from 36.0 percent over the second quarter of 2007, primarily due to new product introductions, favorable manufacturing absorption and product cost reductions.

- Operating expenses of $77.8 million increased over the prior-year quarter primarily as a result of a weaker U.S. dollar, incremental R&D investments and costs related to the Company's ERP upgrade.

- Operating expenses were also affected by $1.1 million, or $0.01 per diluted share associated with the Midwest flood that damaged the Company's Cedar Rapids facility.

- Operating expenses also included a $2.9 million gain, or $0.03 per diluted share, from the sale of property. In the prior-year period, operating expenses were benefited by other operating gains of approximately $2.0 million, or $0.02 per diluted share.

- The Company's second quarter 2008 effective tax rate was 35.5 percent compared with 36.7 percent in the prior-year quarter.

- The Company's cash equivalents and short-term investments increased $11.6 million in the quarter. The cash equivalents and short-term investments position at the end of the second quarter totaled $199.3 million.

Year-to-Date 2008 Operating Performance

- YTD 2008, revenues of $435 million increased 12 percent compared to $390 million for the prior-year period.

- YTD 2008 gross profit margins increased 310 basis points to 40.5 percent compared to 37.4 percent for the prior-year period. YTD product gross margins increased 450 basis points to 40.0 percent compared to 35.5 percent for the prior-year period.

- YTD 2008 net earnings from continuing operations were $15.4 million, or $0.25 per diluted share, compared to net earnings from continuing operations of $3.5 million, or $0.06 per diluted share during the YTD of 2007.

Other Business Activities

- On July 10th, the Company announced its plan to relocate the final assembly of its product lines, consolidate two U.S. service depots to existing locations and transfer its on-site field service repair to a third party supplier. These actions are consistent with the Company's previously announced strategy to improve its gross margins, by simplifying and streamlining its own global supply chain, providing meaningful reductions to its cost structure, while serving its customers and partners in a more responsive and efficient manner. The Company expects to record approximately $6.0 million to $7.0 million of this restructuring charge in the second half of 2008, and expect an additional $1.5 million to $2.0 million will be recorded in 2009.

- On July 30th, the Company announced that Royal Mail, the leading provider of mail and parcel delivery services in the United Kingdom, has awarded Intermec a contract to provide over 25,000 of its rugged, handheld CN3 mobile computers. The CN3 have been chosen as part of Royal Mail's investment in new technology to modernize the business, improve efficiency and customer service while cutting operational costs.

Outlook - Third Quarter 2008

Intermec announced its financial forecast for the third quarter of 2008.

- Revenues are expected within a range of $220 million to $225 million.

- EPS are expected within a range of $0.06 to $0.10 per diluted share, including the expected impact of transition and restructuring related costs.

- The restructuring related costs are expected to be $4.0 million to $4.5 million, or $0.04 to $0.05 per diluted share.

- The transition related costs associated with our final assembly relocation are expected to approximate $2.0 million to $3.0 million, or $0.02 to $0.03 per diluted share.

Conference Call Information

Intermec will hold its conference call on July 31, 2008 at 5 p.m. ET (2 p.m. PT). The call will be hosted by Intermec President and Chief Executive Officer Patrick J. Byrne, SVP and Chief Financial Officer Lanny H. Michael, SVP Global Sales and Services Michael A. Wills, and Director of Investor Relations Kevin P.

McCarty.

The dial-in numbers for participants are 1-(800) 621-8495 (US); 1-(210) 234-0002 (International); Passcode: ("Intermec"). The call will be broadcast on the Internet via a link from the investor's Web page at the Intermec website at www.intermec.com/InvestorRelations.

About Intermec, Inc.

Intermec, Inc. (NYSE:IN) develops, manufactures and integrates technologies that identify, track and manage supply chain assets. Core technologies include RFID, mobile computing and data collection systems, bar code printers and label media. The Company's products and services are used by customers in many industries worldwide to improve the productivity, quality and responsiveness of business operations. For more information about Intermec, visit www.intermec.com or call 800-347-2636. Contact Intermec Investor Relations Director Kevin McCarty at kevin.mccarty@intermec.com, 425-265-2472.

(Forward-looking Statements)

Statements made in this release and related statements that express Intermec's or our management's intentions, hopes, indications, beliefs, expectations, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: potential increases in revenue or in product or service volumes; our objectives for sales channel mix and target customer markets; our ability to develop, market and launch new or enhanced products and platforms as planned; customer acceptance of our products and technologies; our ability to improve business processes; our ability to successfully transition product final assembly to a third party and to realize intended business and financial benefits from the transition; our ability to improve gross margins or profits; our cost reduction plans; our view of general economic and market conditions; and our revenue, expense, earnings or financial outlook for the third quarter of 2008 or any future period. They also include statements about our ability to compete effectively with our current products and newly launched products, reduce expenses, improve efficiency, realign resources, increase product development capacity, leverage our research and development investment to drive significant future revenue, and continue operational improvement and year-over-year growth, and about the applicability of accounting policies used in our financial reporting. Actual results may differ from those expressed or implied in our forward-looking statements. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Such forward-looking statements involve and are subject to certain risks and uncertainties. These include, but are not limited to, risks and uncertainties described more fully in our reports filed or to be filed with the Securities and Exchange Commission including, but not limited to, our annual reports on Form 10-K and quarterly reports on Form 10-Q.


INTERMEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, amounts in thousands except per share amounts)


	Three Months Ended		Six Months Ended	
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Revenues				
Product	$ 180,455	$ 169,939	$360,028	$311,451
Service	37,806	40,584	75,011	78,390
Total revenues	218,261	210,523	435,039	389,841

Costs and Expenses				
Cost of product revenues	108,189	108,726	215,894	200,920
Cost of service revenues	21,154	20,623	42,859	43,206
Research and development	17,143	16,465	33,665	32,971
Selling, general and administrative	59,507	52,307	118,143	105,362
Flood related charge	1,122	-	1,122	-
Total costs and expenses	207,115	198,121	411,683	382,459
Operating profit from continuing operations	11,146	12,402	23,356	7,382
Gain on sale of investments	-	-	-	-
Interest income (expense), net	826	119	711	377
Earnings from continuing operations before taxes	11,972	12,521	24,067	7,759
Provision for income taxes	4,250	4,591	8,639	4,261
Earnings from continuing operations	7,722	7,930	15,428	3,498
Loss from discontinued operations, net of tax		(1,283)		(1,283)
Net earnings	$ 7,722	$ 6,647	$ 15,428	$ 2,215
Basic earnings per share				
Continuing operations	$ 0.13	$ 0.13	$ 0.25	$ 0.06
Loss from discontinued operations	-	(0.02)	-	(0.02)
Net earnings per share	$ 0.13	$ 0.11	$ 0.25	$ 0.04
Diluted earnings per share				
Continuing operations	$ 0.13	$ 0.13	$ 0.25	$ 0.06
Loss from discontinued operations	-	(0.02)	-	(0.02)
Net earnings per share	$ 0.13	$ 0.11	$ 0.25	$ 0.04
Shares used in computing earnings (loss) per share				
Basic	61,103	60,251	61,030	60,121
Diluted	61,611	61,065	61,543	60,987

INTERMEC, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited, amounts in thousands)

	June 29, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 199,014	$ 237,247
Short-term investments	293	28,230
Accounts receivable, net of allowance for doubtful accounts and sales returns of $10,042 and $12,854	159,664	191,487
Inventories	137,087	113,145
Net current deferred tax assets	61,501	61,532
Other current assets	14,543	14,690
Total current assets	572,102	646,331

Property, plant and equipment, net	42,462	47,732
Intangibles, net	3,678	4,138
Net deferred tax assets	144,079	150,154
Other assets	59,138	52,280
Total assets	$ 821,459	$ 900,635

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current liabilities:		
Accounts payable and accrued expenses	$ 120,753	$ 141,667
Payroll and related expenses	28,978	32,170
Deferred revenue	53,776	49,020
Current portion of long-term debt	-	100,000
Total current liabilities	203,507	322,857
Long-term deferred revenue	27,423	20,109
Long-term debt	-	-
Other long-term liabilities	75,280	73,558
Shareholders' investment:		
Common stock	616	612
Additional paid-in-capital	690,728	679,241
Accumulated deficit	(182,195)	(196,795)
Accumulated other comprehensive loss	6,100	1,053
Total shareholders' investment	515,249	484,111
Total liabilities and shareholders' investment	$ 821,459	$ 900,635

INTERMEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands of dollars)

	Six Months Ended	
	June 29, 2008	July 1, 2007
Cash and cash equivalents at beginning of year	$ 237,247	$ 155,027
Cash flows from operating activities of continuing operations:		
Net earnings (loss) from operations	15,428	2,215
Net loss from discontinued operations		1,283
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	8,349	6,190
Deferred taxes	7,295	3,527
Excess tax benefits from stock-based payment arrangements	(1,340)	(1,181)
Changes in working capital and other operating activities	(7,181)	(11,486)
Net cash provided by operating activities of continuing operations	22,551	548
Cash flows from investing activities of continuing operations:		
Capital expenditures	(6,285)	(5,474)

Purchases of investments		(1,355)
Proceeds on sale of property, plant and equipment	5,497	-
Sale of investments	28,515	1,493
Other investing activities	(1,538)	(1,358)
Net cash provided by (used in) investing activities of continuing operations	26,189	(6,694)
Cash flows from financing activities of continuing operations:		
Repayment of debt	(100,000)	-
Excess tax benefits from stock-based payment arrangements	1,340	1,181
Stock options exercised	3,845	3,042
Other financing activities	1,680	1,008
Net cash (used in) provided by financing activities of continuing operations	(93,135)	5,231
Net cash provided by operating activities of discontinued operations	-	250
Net cash provided by investing activities of discontinued operations		1,351
Effect of exchange rate changes on cash and cash equivalents	6,162	3,822
Resulting increase in cash and cash equivalents	(38,233)	4,508
Cash and cash equivalents at end of period	$ 199,014	$ 159,535

Contacts

Intermec, Inc.
Director of Investor Relations
Kevin P. McCarty, 425-265-2472
kevin.mccarty@intermec.com

Source: Intermec, Inc.

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http://www.businesswire.com/news/home/20080731000000/en

